SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: December 6, 2019

List of materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from November 1, 2019 to November 30, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on December 6, 2019

[This is a translation of the Share Buyback Report for the period from November 1, 2019 to November 30, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on December 6, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of November 30, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	November 13	124,100	846,086,700
(Date of repurchase)	November 14	124,900	837,820,600
	November 15	91,600	616,193,200
	November 18	117,300	800,119,300
	November 19	128,900	870,812,500
	November 20	104,500	700,214,100
	November 21	131,000	869,323,600
	November 22	96,900	649,699,000
	November 25	61,300	410,341,300
	November 26	277,600	1,903,194,600
	November 27	161,700	1,118,756,400
	November 28	100,200	692,118,200
	November 29	198,300	1,378,172,000
Total	―	1,718,300	11,692,851,500
Total number of shares repurchased as of the end of the reporting month		25,144,400	149,416,169,600
Progress of the repurchase (%)		41.91	74.71

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury

(as of November 30, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,272,662,543
Number of treasury stock	45,662,727

 EOF

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